Exhibit: 99.4

RNS Number : 5726U

Unilever PLC

03 December 2021

Unilever completes share buyback programme

3 December 2021

London – Unilever PLC announces the successful completion of the second tranche of its share buyback programme initially announced on 29 April 2021 (the ‘Second Tranche’). Under the Second Tranche, which began on 23 August 2021, 32,508,415 Unilever PLC shares were purchased with a total value equivalent of approximately €1,499,999,934.

Under the first tranche of this buyback programme, which began on 6 May 2021 and completed on 13 August 2021, 30,467,730 Unilever PLC shares were purchased.

All of the shares purchased in the buyback programme have been placed in treasury. As a result, Unilever PLC holds a total of 62,976,145 shares in treasury and has a total of 2,566,267,627 non-treasury shares in issue. Of the non-treasury shares in issue, a total of 5,301,252 shares (including shares represented by Unilever PLC ADSs) are held by or on behalf of companies in the Unilever group (the ‘Unilever Group Shares’). The voting rights attaching to the Unilever Group Shares are not exercisable.

With the completion of the Second Tranche, Unilever has delivered on its intention, as announced on 29 April 2021, to buy back shares with an aggregate market value equivalent of up to €3 billion.

Please see the total voting rights announcement dated 1 December 2021 for Unilever PLC’s latest total voting rights figure published under the UK Financial Conduct Authority’s Disclosure Guidance and Transparency Rule 5.

Unilever PLC

Unilever House
100 Victoria Embankment
London EC4Y 0DY
United Kingdom

Press-Office.London@Unilever.com

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever’s ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2020 and the Unilever Annual Report and Accounts 2020 available on our corporate website.